INVEST IN **SAMREENS VANITY**

# Reliable Luxury Cosmetics For Brown Skin



samreensvanity.com New York, NY

## Highlights

1. Our customers love our products making our return rate less than 0.5%
2. Our fan favorite dual ended lipsticks got us on QVC
3. We had our first celebrity partnership within our first year of business. Bali from Bravo Tv

## Featured Investors



**Arlan Hamilton** Follow Invested $5,000

Syndicate Lead

Founder of Backstage Capital

**Arlan Hamilton, Founder**

"After working with Samreen for more than a year, I have seen time and time again that she is the *real deal*. She is curious, intuitive, and always willing to learn.

Investing in her minority and woman-owned cosmetic startup furthers my commitment to fostering diversity and innovation in a market ripe for transformation.

It promises to introduce products that resonate with underserved communities, ensuring that beauty is inclusive and accessible to all."



**Fatima Arshad** Follow Invested $100,000

Fatima Arshad is a Senior Vice President in Credit Risk Management & Decisioning at Comerica Bank.

"Samreens Vanity has identified a gap in the beauty industry for women of color and is filling it with premium, practical products. I look forward to being part of the SV family as an investor, and a customer, for years to come.""

## Our Founder



**Samreen Arshad** Founder & CEO

Samreen's journey from immigrating to the U.S, facing challenges due to postpartum depression, to now running a multi-million dollar cosmetic brand, embodies immense courage. Samreen found her mission to elevate South Asian representation in beauty space.

## Do we need another cosmetic brand?

SAMREENS VANITY *New York*

Reliable Luxury Makeup for Brown Skin

**Investor Presentation**

Samreen Arshad



### Overview

Samreens Vanity New York offers lush, vibrant cosmetics that allow women with brown skin to look & feel their best.



SAMREENS VANITY

### There is No Reliable Luxury Makeup for Women with Brown Skin Tones...

- The beauty industry lacks premium quality makeup for women with brown skin tones.
- This forces 31M women in the U.S. to settle for unreliable or inferior quality makeup.

SAMREENS VANITY




Blushes
Lips
Eyes

## ...So We Created It

Introducing Samreens Vanity: **Reliable Luxury Makeup for Brown Skin**, Created by a South Asian Makeup Artist

**The Color Palette We Need**
Makeup with rich, warm hues designed to complement brown skin tones.

**Premium Quality**
Luxurious European-manufactured makeup that enables our customers to look great, feel confident, & express themselves in an authentic way.

**Reliable Versatility**
Long-lasting makeup with clever design features (like our dual-ended lipsticks), so it's convenient and looks good all day.

## Makeup for Brown Skin = $8B Market in U.S.


TAM
SAM

### Total Addressable Market
**$20.5B - U.S. Makeup Market**
80M women in U.S. wear makeup at least occasionally; $257 avg. spend/year

### Served Addressable Market
**$8.0B - Makeup Spending by Women of Color in U.S.**
31.3M women of color in U.S. wear makeup at least occasionally; $257 avg. spend/year

Sources: Institute for Women's Policy Research, YouGov, LendingTree, InfoPlease

SAMREENS VANITY

Source

## Customers Love Our Makeup

EXAMPLES FROM OUR MANY RAVE REVIEWS:

"Absolutely amazing! Such a creamy and pigmented formula. The color is just so beautiful and **goes very well with my brown skin tone**."
-Gemini

"This eyeliner **is a staple in my makeup routine**. It blends like a dream. I'm **100% buying it again!**"
-Amna Z

"**The quality is amazing!** The liner/lipstick is so moisturizing and smooth! It **lasts all day** long and needs very limited re-application."
-Ishita

"**Best Eyeliner!** So easy to apply and **stays on all day.**"
-Rose

VIRTUALLY NO ONE RETURNS OUR PRODUCTS!

**Less Than**

**0.5%**

PRODUCT RETURN RATE, SINCE LAUNCH

SAMREENS VANITY

## Beauty Influencers Recommend Our Products



"**I love this formula**... it doesn't look chalky!"

-Riya Nevils
(404k Tik Tok & IG followers)



"This is my true and honest opinion... **I have tried thousands of lipsticks... but this is different!** This stuff is good! The fact that you have the lipliner ready... **I'm genuinely impressed... I personally would recommend this 10 out of 10.**"

-Shawtysin
(1.98 million Tik Tok & IG followers)



"I tried this product and **I was just obsessed**... it's so blendable... **It works on everybody... and not a lot of brands can do that**... I love it."

- Zuleika Viera, celebrity makeup artist
(43k IG followers)

SAMREENS VANITY

## We're Gaining Media Attention & Signed Our 1st Distributor

SOCIAL MEDIA FOLLOWERS:

# 33k

DISTRIBUTION:

Signed DNO Group (Asian Distribution)

PRESS & PARTNERSHIPS:



Partnership with Bali from Family Karma on Bravo TV

Invited to Audition for Shark Tank



Pop Sugar



QVC

"She's perfected a nude lipstick for South Asian skin tones..."

well+good



BuzzFeed

## Our Product Offering

Starting with our current offering of popular eye liners, lipsticks, blushes, & accessories, we will build out a comprehensive beauty product line over the next 3 years.



**Eyes**

- **Eye Liner**
- Eye shadow (2025)
- Mascara (2026)
- Eyebrow powder (2026)



**Lips**

- **Lipstick & lipliner**
- Lip gloss (2024)
- Liquid lipstick (2025)



**Face**

- **Blush**
- Concealer (2025)
- Foundation (2026)
- Highlighter (2026)



**Accessories**

- **Tote**
- **Pencil sharpener**
- Makeup brushes (2025)

## Competitive Landscape: Finally... Reliable Luxury Makeup for Brown Skin

| | SAMREENS VANITY | Live Tinted | Kulfi Beauty | Mango People | CTZN |
|---|---|---|---|---|---|
| **For Brown Skin** Specifically designed to complement brown skin tones | **Yes** | Yes | Yes | No | No |
| **Luxury** Premium quality | **High** | Medium | Low | Low | Low |
| **Reliable & Versatile** High value & convenient | **Yes** | No | No | Medium | No |

## Roadmap

3-year plan to scale operations:

**2024**

- U.S. ecommerce distribution (already launched)
- 1 Distributor (DNO, already signed)
- Hire head of marketing & ecommerce manager
- Products: roll out lip gloss (total SKUs: 10-13)

**2025**

- Distribution: increase to total of 3 distributors / retail chains
- Products: roll out eye shadow, liquid lipstick, concealer, & brushes (total SKUs: 15-20)

**2026**

- Distribution: increase to total of 5 distributors / retail chains
- Team: Hire COO & additional operations staff
- Products: roll out mascara, eyebrow powder, foundation, & highlighter (total SKUs: 30-35)

Future projections are not guaranteed

## Founded by a South Asian Makeup Artist

- Beauty entrepreneur & influencer
- Founder of social media sites that showcase top fashion & beauty brands across digital platforms
- Accredited makeup artist
- BS, Business (University of Michigan)

"I couldn't find high-quality makeup that complemented my skin tone, so I created it!"

-Samreen Arshad



**Samreen Arshad**
Founder and CEO

SAMREEN'S VANITY

## Revenue Forecast & Financial Metrics

**Revenue Forecast**



$483k
$1.76M
$3.8M
FY 2025
FY 2026
FY 2027

**84%**
**Gross Profit Margin**
(Direct to consumer, lipsticks & eyeliners at 5k supplier MOQs)

**$66**
**Average Order Value**
(Month of Dec '23)

**2.7%**
**Conversion Rate**
(Month of Dec '23)

SAMREEN'S VANITY

Future projections are not guaranteed

So far, we have spent minimally on marketing and have still gained loyal customers who love our products. With the money we raise on Wefunder, we plan to invest heavily in marketing that will fuel our growth and revenue.

## Capital Raise

We're raising capital, to be used as follows:

| Hire Head of Marketing (50%) | Marketing Spend (35%) | Product Development (15%) |
|---|---|---|
| **Establish & scale customer acquisition channels:** digital ads, content marketing, email & text campaigns, social media, influencer marketing, & traditional media | **Invest in our highest-leverage ad campaigns:** Deploy marketing spend, prioritizing campaigns with highest ROAS | **Lip Gloss:** Develop and roll out our line of lip glosses |

SAMREEN'S VANITY